JOIN THE LIST OF **EARLY INVESTORS** IN **POCKET PROPERTIES !**


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Overview

Greetings to our **incredible supporters** and a special **thank you** to everyone who's invested through our WeFunder (https://shoutout.wix.com/so/65NcaDmCA/c?w=Fuyi90NguN34jmeMV1QYiSoqXC1Wd3f86dcyhI5KApU.eyJ1IjoiaHR0cHM6Ly93ZWZ1bmRlci5jb20vcG9ja2V0cHJvcGVydGllc2FwcC8iLCJyIjoiZjRjOTAxNzAtMWM0YS00YTMxLWY1OTMtNjZlNTAwMjQzYjIzIiwibSI6ImxwIn0)! The growing Pocket Properties team has been hard at work to bring our **vision to life**, of making real estate investing **accessible** and **affordable** for everyone.

We're inviting you to participate in our **Q&A Panel 5/29/21** at 12pm EST. Send your questions to the **Pocket Properties** team and get your fractional real estate questions answered!

To RSVP: Email throne@thronecg.com (https://shoutout.wix.com/so/65NcaDmCA/c?w=o7IQHjbIBzEl5W-equDhg22hEMG5CVbseKAPFPoPazw.eyJ1IjoibWFpbHRvOnRocm9uZUB0aHJvbmVjZy5jb20iLCJyIjoiZjRjOTAxNzAtMWM0YS00YTMxLWY1OTMtNjZlNTAwMjQzYjIzIiwibSI6Imx wIn0) **with**
" Pocket Properties Q&A Panel" in the subject line.

Announcements

We are continuing to build the **team** by bringing in the **best** talent in **key** areas like product development, marketing, finance, and operations. We have now over **10** full and part-time team members working around the clock to make this trading platform possible for **you**!

Again, the **Pocket Properties** team wants to thank everyone who has invested so far, we are counting down the months until our platform's targeted launch in **December of 2021**!

Much of our current launch **delay** is tied to the heavy legal costs associated with becoming the **stock exchange for real estate**, by **investing** you could help **speed up** our launch date. In the meantime our team will continue doing everything in our power to bring **you** the **best trading platform** for fractional real estate investing at the soonest date possible.

Click the link below to find out how you can get involved with ONLY $100!

INVEST IN POCKET PROPERTIES (https://shoutout.wix.com/so/65NcaDmCA/c?w=pg34_d3ymMoU9VwerSiKd_BsYVLrNI2oGZLpGEeN87Y.eyJ1IjoiaHR0cHM6Ly93ZWZ1bmRlci5jb20vcG9ja2V0LnByb3BlcnRpZXMuYXBwIiwicilI6ImY0YzkwMTcwLTFjNGEtNGEzMS1mNTkzLTY2ZTUwMDI0M2IyMyIsIm0iOiJscCJ9)

*SEC Compliance (https://shoutout.wix.com/so/65NcaDmCA/c?w=S217Zip6IGpf5hrCl-Upe-6pEA23XgrdIDSDw_ZGiD8.eyJ1IjoiaHR0cHM6Ly9oZWxwLndlZnVuZGVyLmNvbS9lbl9VUy90ZXN0aW5nLXRoZS13YXRlcnMtbGVnYWwtZGlzY2xvc3VyZSIsInIiOiJmNGM5MDE3MC0xYzRhLTRhMzEtZjU5My02NmU1MDAyNDNiMjMiLCJtIjoibHAifQ)

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